FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                   06 May 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                            International Power plc

                Results for the Three Months ended 31 March 2004


International Power today announces its results for the three-month period ended 31 March 2004 and reports on key developments to date.

Sir Neville Simms, Chairman of International Power, said: "First quarter earnings are marginally up on last year, principally reflecting a better financial performance in Europe and Australia."

"Our primary focus remains the restructuring of the non-recourse debt of our US business. We also continue to focus on opportunities to grow the business and increase shareholder returns," Sir Neville added.

Financial Highlights

   -    Earnings per share (excluding exceptional items) of 2.9p (2003: 2.8p)

   - Profit before interest and tax (excluding exceptional items), of GBP84 million (2003: GBP75 million)

   -    Free cash flow of GBP46 million (2003: GBP17 million)

   -    Gearing 44%; Debt capitalisation 31%

   -    Interest Cover (excluding exceptional items) 2.5x

   - Financing completed for 1,075MW Saudi Aramco projects and 46MW Canunda windfarm


North America

Our contracted assets, Milford, Oyster Creek and Hartwell continue to perform well. However, as expected, due to the continuing weak spark spreads in Texas and New England, the financial performance of our merchant assets was poor. Overall, the North American business suffered a loss before interest and tax of GBP4 million compared to a loss of GBP5 million last year.

Compensation from Alstom at GBP1 million was down from GBP9 million in Q1 last year. However, this was offset by a lower depreciation charge following the GBP404 million impairment of the merchant assets at the end of 2003.

Discussions continue between our US subsidiary, ANP Funding 1, and its bank group to renegotiate the terms of the $890 million non-recourse US debt. We expect to provide an update to the market on the outcome of these negotiations by the time of our interim results in early August.

Europe

Profit before interest and tax in Europe increased to GBP37 million from GBP32 million in Q1 last year. This increase in earnings is mainly attributable to EOP and Rugeley. In the Czech Republic, another cold winter helped EOP deliver high profitability. At Rugeley, operating profit is higher than last year mainly because spark spreads were extremely low in the comparable period last year. Although spark spreads have shown some improvement over the winter period, they remain well below levels required to enable plants to generate sound financial returns. Contracted assets in Europe (Pego and Uni-Mar) performed well and in line with expectations.

As reported in the full year results, in February we sold our stake in Elcogas, Spain. This investment had been fully written down, and the release of a guarantee resulted in an exceptional gain of GBP11 million in Q1 2004.

Middle East

Profit before interest and tax in the Middle East at GBP5 million was marginally down when compared to last year (2003: GBP6 million) mainly as last year's profits included a one off gain of some GBP3 million at Al Kamil. In the first quarter of this year, both Umm Al Nar and Al Kamil delivered good operational performance and contributed positively to earnings.

At Shuweihat S1 in Abu Dhabi (1,500MW power, 100MIGD water) all gas turbines have been installed and the construction programme is nearing completion. The plant is expected to commence operation in the fourth quarter of this year.

Australia

Profit before interest and tax in Australia rose to GBP37 million from GBP34 million last year. The Australian business continues to benefit from a strong forward contracted position. First quarter results also included a first time contribution from the SEAGas pipeline, and benefited from a strong Australian dollar.

During the first quarter we secured and completed the financing for our first windfarm at Canunda in South Australia. The construction of this 46MW windfarm has begun and all 23 turbines are expected to be fully operational by early 2005.

Rest of the World (RoW)

The RoW segment generated profit before interest and tax of GBP16 million, up from GBP15 million. This is a result of improved financial performance at Malakoff, following the expansion in its generation capacity. For reference, we now equity account for KAPCO, but this has had no impact on our Q1 2004 results.

In April 2004, we sold part of our shareholding in Hubco generating cash of GBP17 million and an exceptional profit of GBP5 million, which will be recorded in Q2. Our equity interest in Hubco now totals 16.6%.

Cash Flow

A summary of the Group cash flow is set out below:


                                                          Quarter to      Quarter to       Year ended
                                                       31 March 2004   31 March 2003      31 December
                                                                                                 2003
                                                                GBPm            GBPm             GBPm

Operating profit/(loss)                                           51              34            (279)

Impairment of plant - exceptional                                  -               -             404

Release of a guarantee on sale of Elcogas - exceptional          (11)              -               -
                                                              ------          ------          ------
                                                                  40              34             125

Depreciation and amortisation                                     22              30             109

Movement in working capital and provisions                        (3)            (33)            (50)

Dividends from JVs, associates and investments                    26              22             101
                                                              ------          ------          ------
Operating cash flow                                               85              53             285


Capital expenditure - maintenance                                (15)            (13)            (64)

Interest and tax                                                 (24)            (23)            (96)

Refinancing charges written off - exceptional                      -               -              (4)
                                                              ------          ------          ------
Free cash flow                                                    46              17             121


Capital expenditure - growth                                     (62)            (25)            (57)

Other financial investment                                       (23)              -              (9)

Compensation for long-term performance shortfalls                 10               -              56

Acquisitions and disposals - exceptional                           -               -              35

Share buyback                                                      -               -             (13)

Foreign exchange and other movements                              25             (36)            (13)
                                                              ------          ------          ------
(Increase) / Decrease in net debt                                 (4)            (44)            120


Opening net debt                                                (692)           (812)           (812)
                                                              ------          ------          ------
Closing net debt                                                (696)           (856)           (692)
                                                              ======          ======          ======


Operating cash flow in 2004 increased by 60% to GBP85 million as compared to GBP53 million in 2003. This is primarily a result of improved operating profit performance in Europe and Australia together with a reduction in the working capital outflow compared with the previous period.

Capital expenditure (growth) to increase our operating capacity amounted to GBP62 million (2003: GBP25 million), reflecting spend on the build of the Saudi Aramco plants and the Canunda windfarm in Australia. Other financial investment principally comprises scheduled investment on our SEAGas pipeline in Australia.

Capital Structure

As reported above, discussions continue with our US bank group to restructure the non-recourse debt on our US merchant assets.

In February, together with our partner Saudi Oger, we raised finance for the 1,075MW Saudi Aramco cogeneration projects in Saudi Arabia. The financing comprised a non-recourse US$510 million facility with a 17 year term. International Power has a 60% ownership interest in the project with a total equity investment of US$78 million.

In March, we raised A$62 million of non-recourse debt to fund the development and construction of the 46 MW Canunda windfarm in South Australia. International Power's equity investment in this wholly owned project is AU$30 million.

Taking into account the short-term maturity of the outstanding 2% Senior Convertible Notes due in 2005, we redeemed 50% of the principal amount in March. Approximately US$50 million of this convertible now remains outstanding.

Other

The first quarter interest charge of GBP33 million is up from GBP27 million in Q1 2003, principally because last year's charge benefited from exchange gains on our Euro deposits, and due to the addition of new operational assets to our portfolio in the Middle East.

Outlook

Since we reported our full year results in February 2004, there has been no significant change in spark spreads, or the supply and demand fundamentals, in any of our key merchant markets. Our operational and financial performance remains on track and our earnings per share guidance for 2004 therefore remains in the range of 7p to 9p.

For further information:

Investor Contact:
Aarti Singhal, International Power plc
+44 (0)20 7320 8681

Media Contact:
Morgan Bone, Finsbury Limited
+44 (0)20 7521 3801


About International Power

International Power plc is a leading independent electricity generating company with 11,072MW (net) in operation and 1,655MW (net) under construction. Among the countries where International Power has facilities in operation or under construction are Australia, the United States, the United Kingdom, the Czech Republic, the UAE, Portugal, Turkey, Malaysia, Pakistan and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADRs), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".



International Power plc
Consolidated Profit and Loss Account
For the quarter ended 31 March 2004


                                   Quarter to 31 March                       Quarter to 31 March

                                   Excluding  Exceptional    Including    Excluding  Exceptional    Including
                                  exceptional       items  exceptional  exceptional        items  exceptional
                                       items                     items        items                     items
                                        2004         2004         2004         2003         2003         2003
                           Note         GBPm         GBPm         GBPm         GBPm         GBPm         GBPm

Turnover: Group and share    2           293            -          293          331            -          331
of joint ventures and
associates

Less: share of joint                     (42)           -          (42)         (43)           -          (43)
ventures' turnover

Less: share of associates'               (76)           -          (76)         (74)           -          (74)
turnover
                                      ------       ------       ------       ------       ------       ------
Group turnover               2           175            -          175          214            -          214


Net operating costs          3          (135)          11         (124)        (180)           -         (180)
                                      ------       ------       ------       ------       ------       ------
Operating profit                          40           11           51           34            -           34


Share of operating profit of:

Joint ventures                            15            -           15           13            -           13

Associates                                29            -           29           27            -           27

Income from investments                    -            -            -            1            -            1
                                      ------       ------       ------       ------       ------       ------
Profit on ordinary           2            84           11           95           75            -           75
activities before interest
and taxation

Net interest and similar
charges
                                      ------       ------       ------       ------       ------       ------
 Group                                   (23)           -          (23)         (19)           -          (19)

 Joint ventures and                      (10)           -          (10)          (8)           -           (8)
 associates
                                      ------       ------       ------       ------       ------       ------
                                         (33)           -          (33)         (27)           -          (27)
                                      ------       ------       ------       ------       ------       ------
Profit on ordinary                        51           11           62           48            -           48
activities before taxation

Tax charge                               (15)           -          (15)         (15)           -          (15)
                                      ------       ------       ------       ------       ------       ------
Profit on ordinary                        36           11           47           33            -           33
activities after taxation

Minority interests - equity               (4)           -           (4)          (2)           -           (2)
                                      ------       ------       ------       ------       ------       ------
Profit for the financial period           32           11           43           31            -           31
                                      ======       ======       ======       ======       ======       ======

Earnings per share:


Basic                                   2.9p         1.0p         3.9p         2.8p            -         2.8p
                                      ======       ======       ======       ======       ======       ======
Diluted                                 2.9p         1.0p         3.9p         2.8p            -         2.8p
                                      ======       ======       ======       ======       ======       ======



Consolidated Profit and Loss Account
For the year ended 31 December 2003

                                                                        Year ended 31 December

                                                                  Excluding   Exceptional        Including
                                                                exceptional         items      exceptional
                                                                      items                          items
                                                                       2003          2003             2003
                                                    Note               GBPm          GBPm             GBPm

Turnover: Group and share of joint ventures and      2                1,273             -            1,273
associates

Less: share of joint ventures' turnover                                (136)            -             (136)

Less: share of associates' turnover                                    (285)            -             (285)
                                                                      -----         -----            -----

Group turnover                                       2                  852             -              852


Net operating costs                                  3                (727)          (404)          (1,131)
                                                                      -----         -----            -----
Operating profit/(loss)                                                125           (404)            (279)


Share of operating profit of:

Joint ventures                                                          32             -               32

Associates                                           3                  95            35              130

Income from investments                                                 33             -               33
                                                                     ------        ------           ------
Operating profit/(loss) and investment income                          285          (369)             (84)

Non-operating exceptional items                      3                   -            27               27
                                                                     ------        ------           ------
Profit/(loss) on ordinary activities before          2                 285          (342)             (57)
interest and taxation

Net interest and similar charges                                    ------         ------           ------

Group                                                3                (79)           (16)             (95)

Joint ventures and associates                                         (32)             -              (32)
                                                                   ------          ------           ------
                                                                     (111)           (16)            (127)
                                                                   ------          ------           ------
Profit/(loss) on ordinary activities before                           174           (358)            (184)
taxation

Tax (charge)/credit                                  3                (54)            26              (28)
                                                                   ------          ------          ------
Profit/(loss) on ordinary activities after                            120           (332)            (212)
taxation

Minority interests - equity                                            (7)             -               (7)
                                                                    ------         ------          ------
Profit/(loss) for the financial year                                   113          (332)            (219)

                                                                    ======         ======          ======

Earnings/(loss) per share:


Basic                                                                 10.2p        (29.9)p          (19.7)p
                                                                     ======        ======           ======
Diluted                                                               10.1p        (29.9)p          (19.7)p
                                                                     ======        ======           ======



Consolidated Balance Sheet
As at 31 March 2004
                                                                 31 March         31 March      31 December
                                                                     2004             2003             2003
                                                  Note               GBPm             GBPm             GBPm
Fixed assets


Intangible assets                                                      1                 1               1

Tangible assets                                                    2,065             2,564           2,048

Investments                                                          549               520             538
                                                                  ------            ------          ------
Total fixed assets                                                 2,615             3,085           2,587
                                                                  ------            ------          ------

Current assets


Stocks                                                                63                62              65

Debtors                                                              144               152             160

Investments                                                           83                73              70

Cash at bank and in hand                                             625               741             673
                                                                  ------            ------          ------
Total current assets                                                 915             1,028             968



Creditors: amounts falling due within one year
                                                                  ------            ------          ------
Secured loans without recourse                     4                (507)           (790)             (531)

Other current liabilities                                           (313)           (595)             (315)
                                                                  ------            ------          ------
Creditors: amounts falling due within one year                      (820)         (1,385)             (846)
                                                                  ------          ------            ------
Net current assets/(liabilities)                                      95            (357)              122
                                                                  ------          ------            ------

Total assets less current liabilities                              2,710           2,728             2,709


Creditors: amounts falling due after more than                      (905)           (611)             (909)
one year (including convertible debt)

Provisions for liabilities and charges                              (228)           (261)             (238)
                                                                  ------          ------            ------
Net assets                                                         1,577           1,856             1,562
                                                                  ======          ======            ======


Capital and reserves


Shareholders' funds - equity                                       1,538             1,824           1,523

Minority interests - equity                                           39                32              39
                                                                  ------            ------          ------
Total equity                                                       1,577             1,856           1,562
                                                                  ======            ======          ======

                                                                  ------            ------          ------
Net debt                                                            (696)             (856)           (692)
                                                                  ======            ======          ======

Gearing                                                             44.1%              46.1%          44.3%

Debt capitalisation                                                 30.6%              31.6%          30.7%


The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.



Consolidated Cash Flow Statement
For the quarter ended 31 March 2004


                                                             Quarter to       Quarter to           Year to
                                                               31 March         31 March       31 December
                                                                   2004             2003              2003
                                                    Note           GBPm             GBPm              GBPm

Net cash inflow from operating activities            5              59               31                184

Dividends received from joint ventures and                          26               21                 68
associates

Dividends received from fixed asset investments

Ordinary                                                             -                1                 33
                                                                ------           ------             ------
Cash flow from ordinary operating activities                        85               53                285

                                                                ------           ------             ------
Returns on investments and servicing of finance

Ordinary                                                           (22)             (19)               (84)

Exceptional                                                          -                -                 (4)
                                                                ------           ------             ------
                                                                   (22)             (19)               (88)

Taxation                                                            (3)              (5)               (14)
                                                                ------           ------             ------
Capital expenditure and financial investment


Purchase of tangible fixed assets                                  (77)             (38)              (121)

Compensation for long-term contractual                              10                -                 56
performance shortfalls

Other financial investments - ordinary                             (23)               -                 (9)

Other financial investments - exceptional                            -                -                 11
                                                                ------           ------             ------
                                                                   (90)             (38)               (63)

Acquisitions and disposals - exceptional                             -                -                 24
                                                                ------           ------             ------
Net cash (outflow)/inflow before management of                     (30)              (9)               144
liquid resources and financing activities


Management of liquid resources                                     (15)             (26)               (20)
                                                                ------           ------             ------
Financing activities

Share buyback                                                        -                -                (13)

Debt financing                                                       1              (50)              (247)
                                                                ------           ------             ------
                                                                     1              (50)              (260)
                                                                ------           ------             ------
Decrease in cash in period                                         (44)             (85)              (136)
                                                                ======           ======             ======



Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt

For the quarter ended 31 March 2004
                                                                    GBPm             GBPm             GBPm

Decrease in cash in period                                          (44)             (85)            (136)

Cash (inflow)/outflow from (increase)/decrease in debt               (1)              50               247
financing

Cash outflow from increase in liquid resources                       15               26                20
                                                                 ------           ------            ------

Change in net debt resulting from cash flows                        (30)              (9)              131

Foreign exchange movement                                            24              (32)               11

Other non-cash movements                                              2               (3)              (22)
                                                                 ------           ------            ------
Movement in net debt in the period                                   (4)             (44)              120

Net debt at the start of the period                                (692)            (812)            (812)
                                                                 ------           ------            ------
Net debt at the end of the period                                  (696)            (856)            (692)
                                                                 ======           ======            ======



Consolidated Statement of Total Recognised Gains and Losses
For the quarter ended 31 March 2004
                                                              Quarter to       Quarter to       Year ended
                                                                31 March         31 March      31 December
                                                                    2004             2003             2003
                                                                    GBPm             GBPm             GBPm

Profit/(loss) for the financial period                                43               31             (219)

Exchange differences on the retranslation of net                     (28)              53               15
investments and related borrowings
                                                                  ------           ------           ------
Total recognised gains and losses for the period                      15               84             (204)
                                                                  ======           ======           ======




Consolidated Reconciliation of Movements in Shareholders' Funds - Equity


For the quarter ended 31 March 2004
                                                               Quarter to     Quarter to       Year ended
                                                                 31 March       31 March      31 December
                                                                     2004           2003             2003
                                                                     GBPm           GBPm             GBPm


Profit/(loss) for the financial period                                 43             31             (219)

Other recognised gains and losses relating to the period (net)        (28)            53               15

Share buyback                                                           -              -              (13)
                                                                   ------         ------           ------
Net addition to/(reduction from) shareholders' funds                   15             84             (217)

Opening shareholders' funds                                         1,523          1,740            1,740
                                                                   ------         ------           ------
Closing shareholders' funds                                         1,538          1,824            1,523
                                                                   ======         ======           ======


Notes to the Accounts
For the quarter ended 31 March 2004


1.         Basis of preparation

The accounts for the quarter ended 31 March 2004 have been prepared under the historical cost convention and in accordance with applicable Accounting Standards, using the same accounting policies as those adopted for the year ended 31 December 2003. Minor adjustments have been made to comparative figures to make them consistent with the current period.

The financial information for the year ended 31 December 2003 is derived from the statutory accounts for that period, which will be delivered to the Registrar of Companies following the Annual General Meeting. The auditors have reported on the accounts for the year ended 31 December 2003, their report was unqualified and did not contain statements under Section 237(2) or under 237(3) of the Companies Act 1985.


2.         Geographical segmental analysis


                                                     Quarter to        Quarter to             Year ended
                                                       31 March          31 March            31 December
                                                           2004              2003                   2003
                                                           GBPm              GBPm                   GBPm

Group turnover

North America                                                37               104                    414

Europe                                                      137               122                    474

Middle East                                                   9                 7                     33

Australia                                                    67                62                    224

Rest of World                                                43                36                    128
                                                         ------            ------                 ------
                                                            293               331                  1,273


Less: turnover of joint ventures                            (42)              (43)                  (136)

Less: turnover of associates                                (76)              (74)                  (285)
                                                         ------            ------                 ------
                                                            175               214                    852
                                                         ======            ======                 ======

Profit before interest and taxation (excluding exceptional items)

North America                                                (4)               (5)                     2

Europe                                                       37                32                    103

Middle East                                                   5                 6                     23

Australia                                                    37                34                    101

Rest of World                                                16                15                     84
                                                         ------            ------                 ------
                                                             91                82                    313


Corporate costs                                              (7)               (7)                   (28)
                                                         ------            ------                 ------
                                                             84                75                    285
                                                         ======            ======                 ======


Notes
1. North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to GBP1 million (three months ended 31 March 2003:
      GBP9 million; year ended 31 December 2003: GBP27 million).

2. During the three months ended 31 March 2004, the Group also recorded GBP10 million (US$18 million) from contractors in relation to compensation for plants not achieving the long-term performance levels specified in the original contracts (year ended 31 December 2003:
      GBP94 million (US$169 million)). These amounts have been recorded as a reduction in the cost of the plant and therefore not included in income.

3.    Exceptional items


                                                              Quarter to       Quarter to       Year ended
                                                                31 March         31 March      31 December
                                                                    2004             2003             2003
                                                                    GBPm             GBPm             GBPm

Net operating exceptional items credited/(charged)

Release of a guarantee on sale of Elcogas                            11                -                 -

Impairment of US plant                                                -                -              (404)

Reversal of HUBCO impairment                                          -                -                35
                                                                 ------           ------            ------
Net operating exceptional items                                      11                -              (369)
                                                                 ======           ======            ======

Non-operating exceptional items credited

Profit on disposal of a 5% holding in HUBCO                           -                -                17

Profit on disposal of a Czech fixed asset investment                  -                -                 7

Release of a provision in respect of sale of Chinese                  -                -                 3
operations
                                                                 ------           ------            ------
Non-operating exceptional items                                       -                -                27
                                                                 ======           ======            ======

Exceptional interest payable and similar charges

Write off of unamortised finance charges                              -                -               (16)
                                                                 ======           ======            ======
Total exceptional items before attributable taxation                 11                -              (358)

Tax credit on exceptional items                                       -                -                26
                                                                 ------           ------            ------
Total exceptional items after attributable taxation                  11                -              (332)
                                                                 ======           ======            ======




4.    Secured loans without recourse

Secured bank loans without recourse are those where the obligation to repay lies solely with the subsidiary undertaking and are secured solely on the assets of the subsidiary undertaking concerned.

At 31 December 2003 and 31 March 2004, we were in discussions with bank groups in relation to non-recourse debt for the US merchant asset portfolio. As these issues were not formally resolved and documented at 31 March 2004, the debt at ANP has been reported as current non-recourse debt in our accounts. These discussions are still ongoing and accordingly the debt at ANP continues to be reported as current non-recourse debt in our accounts.




5. Reconciliation of operating profit to net cash inflow from operating activities


                                                                Quarter to       Quarter to        Year ended
                                                                  31 March         31 March       31 December
                                                                      2004             2003              2003
                                                                      GBPm             GBPm              GBPm

Operating profit/(loss)                                                51               34               (279)

Impairment charge                                                       -                -                404

Release of a guarantee on sale of Elcogas                             (11)               -                  -
                                                                   ------           ------             ------
                                                                       40               34                125

Depreciation and amortisation                                          22               30                109

Movement in working capital                                            (2)             (33)               (43)

Movement in provisions                                                 (1)               -                 (7)
                                                                   ------           ------             ------
Net cash inflow from operating activities                              59               31                184
                                                                   ======           ======             ======


6.    Annual Report and Accounts

Copies of the full Annual Report and Accounts for the year ended 31 December 2003 are available from the company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ir@ipplc.com. Telephone: 020 7320 8600.




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary